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FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-7-44872
                                                          or
                                                      David Lowy
                                                      Taylor Rafferty Associates
                                                      212-889-4350


Management Change At SAP America

WALLDORF/NEWTOWN SQUARE, Germany - April 19, 2000 - SAP AG announced today that the Board of SAP AG has accepted the resignation of Kevin McKay, a member of SAP AG's Extended Management Board and Chief Executive Officer of SAP America, Inc., effective immediately. The Board had proposed that McKay assume the role of Chief Financial Officer for the SAP AG Group worldwide. McKay has decided for personal reasons to pursue alternatives outside of SAP.

Wolfgang Kemna, a 13-year SAP veteran and member of the SAP Extended Management Board, who until now has been Managing Director of SAP's successful German subsidiary will replace Kevin McKay as CEO of SAP America Inc., effective immediately. Wolfgang Kemna's replacement at the helm of SAP's German subsidiary will be Ernie Gunst, who is currently Managing Director of SAP Switzerland. Ernie Gunst will take on management of SAP Germany in addition to his current duties as head of SAP Switzerland. In addition Ernie Gunst will join the SAP Extended Management Board.

During his tenure at the helm of SAP America, Kevin McKay played an important role in developing and implementing SAP's Internet strategy. The Executive Board thanks McKay for his contribution and wishes him much success for the future.

Wolfgang Kemna who was appointed to the SAP Extended Management Board last month, joined SAP in 1987 and has been instrumental to SAP's global success. A seasoned sales manager, Wolfgang Kemna played a key role in developing several SAP subsidiaries into market leaders. Between 1995 and 1998 he headed SAP operations in Africa, the Middle East and the South East of Europe. Since July 1998, he has served as one of two Managing Directors of SAP Germany with responsibility for Sales and Marketing. Prior to that, Wolfgang Kemna served for three years as Managing Director of SAP Southern Africa.

Ernie Gunst has been with SAP for ten years. From 1993 onwards he very successfully managed SAP Belgium and took over SAP Switzerland in 1996, rapidly restoring it to its former status as one of SAP's most successful subsidiaries. In April 1999, Ernie Gunst took on additional responsibilities as Managing Director of SAP UK, until Hans-Peter Klaey took over as permanent Managing Director of SAP UK in January.

Any statements contained in this documents that are not historical facts are forward-looking

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statements as defined in the U.S. Private Securities Litigation Reform Act of
1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


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